Management’s Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
August 10, 2021
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the "2020 Financial Statements"), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 (the “Q2 2021 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2020 Financial Statements, and the Q2 2021 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 3 of the 2020 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold", “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, "total debt", "capital", “working capital", and "cash mine operating earnings" which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings“ and “basic adjusted earnings per share”, "total debt", "capital", “working capital”, and "cash mine operating earnings" as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q2 2021 Financial Statements.
Any reference to “Cash Costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineable reserves and resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Q2 2021 HIGHLIGHTS

Operations
•Silver production of 4.48 million ounces
Consolidated silver production for Q2 2021 of 4.48 million ounces was 61% higher than the 2.79 million ounces produced in the three months ended June 30, 2020 ("Q2 2020"), primarily reflecting higher production at all sites except at Dolores. Production in Q2 2020 was affected by the COVID-19 related mine suspensions. The decrease in Dolores production is related to mine sequencing into higher gold grades and lower silver grades, as expected, and timing of leach kinetics. The performance for each of Pan American's mines is further described in the "Individual Mine Performance" section of this MD&A.
In July 2021, at La Colorada, the Company successfully cleared the blockage that formed during the Q1 commissioning of the surface to 345 metre level primary ventilation raise, which relieves the ventilation-driven constraints that have impacted development and mining rates for the last 18-months. In addition, the Company was successful in robotically applying an approximate 6-inch layer of shotcrete to the wall of the raise which has thus far shown no further signs of degradation. A large surface exhaust fan was installed and commissioned, and ventilation was re-established in the high-grade Candelaria vein. The Company is now working on ramping-up mine development to allow for a normalization in throughput rates and mine sequencing during Q4 2021. Furthermore, the Company is extending the robotically applied shotcrete program to secure other critical raise bores that exist in the dacite rock host unit.
Consolidated silver production for the six-months ended June 30, 2021 ("H1 2021") was 9.07 million ounces. Management is reaffirming its revised silver production forecast for 2021, as detailed in the "2021 Annual Operating Outlook" section of this MD&A.
•Gold production of 142.3 thousand ounces
Consolidated gold production for Q2 2021 of 142.3 thousand ounces was 47% higher than the 96.6 thousand ounces produced in Q2 2020, reflecting the impact on Q2 2020 production from the COVID-19 related mine suspensions, as well as higher grades at Dolores and La Arena from mine sequencing during Q2 2021.
Consolidated gold production in H1 2021 was 280.0 thousand ounces. The Company reaffirms its 2021 gold production forecast, as detailed in the "2021 Annual Operating Outlook" section of this MD&A.
•Base metal production
Zinc, lead and copper ("base metal") production in Q2 2021 of 12.4 thousand tonnes, 4.8 thousand tonnes, and 2.1 thousand tonnes, respectively, was significantly higher than Q2 2020 when production was impacted by the COVID-19 related mine suspensions.
Consolidated zinc, lead and copper production for H1 2021 was 25.4 thousand, 9.8 thousand, and 4.1 thousand, respectively. Management is reiterating its revised base metal production forecasts for 2021, as detailed in the "2021 Annual Operating Outlook" section of this MD&A.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Financial
•Revenue and net income
Revenue in Q2 2021 of $382.1 million was 53% higher than in Q2 2020, from both increased quantities of metal sold and higher realized metal prices.
Q2 2021 revenue was impacted by an inventory build of $38.4 million, which was primarily related to timing of sales at our dore mines and an increase in in-process inventory at the heap leach pad operations. The dore inventory build-up is expected to be recognized as revenue in Q3 2021. The increased heap leach inventories are due to timing of ore stacked and heap leach kinetics at all three heap leach operations, which is further described in the "Individual Mine Performance" section of this MD&A.
Net earnings of $71.2 million ($0.34 basic earnings per share) was recorded for Q2 2021 compared with net earnings of $19.4 million ($0.10 basic earnings per share) in Q2 2020. The $51.8 million quarter-over-quarter increase is mainly due to a $54.7 million increase in mine operating earnings from increased revenues partially offset by higher cost of sales, and a $44.4 million decrease in care and maintenance expenditures related to the prior year COVID-19 government mandated shutdowns. These factors were partially offset by a $36.7 million decrease in investment income and a $24.9 million increase in income tax expense. See the "Overview of Q2 2021 Financial Results" section of this MD&A for further information.
Adjusted earnings(1): of $46.6 million, ($0.22 per share) was recorded in Q2 2021 compared to the Q2 2020 revised adjusted earnings of $11.1 million ($0.05 per share).
Cash flow from operations: in Q2 2021 totaled $87.1 million, which is $24.4 million more than the $62.8 million generated in Q2 2020, due to a $66.3 million increase in cash mine operating earnings and a $32.9 million decrease in cash mine care and maintenance expenditures, which more than offset the $68.3 million decrease from working capital changes that were a use of cash in Q2 2021 and a source of cash in Q2 2020.
Q2 2021 cash flows were impacted by a $37.0 million use of cash in working capital changes, which primarily related to an inventory build-up due to the timing of dore sales and heap leach kinetics. The significant build-up of inventories in H1 2021 is expected to normalize and be a source of cash flow during the second half of 2021. The cash flow movements are further described in the "Overview of Q2 2021 Financial Results" section.
•Liquidity and working capital position
As at June 30, 2021, the Company had cash and short-term investment balances of $240.4 million, an equity investment in Maverix Metals Inc. ("Maverix") with a market value of $140.0 million, working capital of $603.1 million, and $500.0 million available under its revolving credit facility (the "Credit Facility"). Total debt of $47.7 million was related to lease liabilities and construction loans.
The Company's cash and short-term investment balances increased by $34.0 million in Q2 2021, driven by a $23.6 million increase in cash and cash equivalents from operating cash flow, and a $10.3 million positive mark-to-market on the Company's investments, primarily on its ownership in New Pacific Metals Corp. ("New Pacific Metals").
•Q2 2021 Cash Costs(1)
•Silver Segment Cash Costs were $12.71 per silver ounce sold.
•Gold Segment Cash Costs were $857 per gold ounce sold.
•Q2 2021 All-In Sustaining Costs (“AISC”) (1)
•Silver Segment AISC were $16.36 per silver ounce sold.
•Gold Segment AISC were $1,163 per gold ounce sold.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
•Consolidated AISC per silver ounce sold, including by-product credits from the Gold Segment, were $1.42 per silver ounce sold.
(1) Adjusted earnings, Cash Costs and AISC are non-GAAP measures, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q2 2021 Financial Statements.
Coronavirus disease ("COVID-19") Impact
All of Pan American's nine operations were operating throughout Q2 2021 whereas during Q2 2020 operations in Mexico, Peru, Argentina and Bolivia were suspended for various durations in order to comply with mandatory national quarantines imposed in response to the COVID-19 pandemic. The Company's Bell Creek and Timmins mines in Canada continued to operate during Q2 2020 and limited production continued at Shahuindo, La Arena and Dolores from circulation of process solutions on the heap leach pads.
Pan American continues to maintain protocols to protect the health and safety of our workforce and communities during the COVID-19 pandemic. These protocols have impacted throughput rates and timing of capital projects, with some spending originally planned for 2020 being deferred into 2021. Further delays in project execution could result in some of the 2021 spending being delayed into 2022, depending on workforce and contractor availability. The underground mines where the Company produces most of its silver have been disproportionately affected due to physical distancing measures having a bigger impact. As well, these protocols have resulted in additional costs for distancing, testing, isolating and monitoring across the operations.
Pan American is supporting its local communities during the COVID-19 pandemic. In addition to the previously announced donation of food and hygiene supplies and the partnership commitment with UNICEF Canada to support children and families affected by COVID-19, in Q2 2021, Pan American committed its support to UNICEF Canada's GiveAVax campaign to provide global equitable access to COVID-19 vaccines through distribution of two billion doses of COVID-19 vaccines to low and middle income countries by the end of 2021.
Based on the operational impact of COVID-19 during H1 2021, along with the existing and anticipated vaccination programs in the jurisdictions we operate, the Company remains optimistic that the operational challenges related to the pandemic will continue to diminish over the balance of 2021.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

Pan American is committed to conducting its business in a responsible and sustainable manner. Our core ESG values are: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; contributing to the welfare of our employees, local communities and governments; and, operating transparently.
We continue to make progress on the 2021 goals described in the Goals and Performance section of the Company's 2020 Sustainability Report (the "2021 ESG Goals"). The 2020 Sustainability Report is available on the Company's website at www.panamericansilver.com. As of the date of this MD&A, there is no indication that the 2021 ESG Goals will not be successfully achieved. Details on our progress on the 2021 ESG Goals will be discussed during our second annual "Responsible Investors Call" being hosted in September of 2021, and will be further disclosed in in the Company's 2021 annual report and 2021 sustainability report. Further, the Company is now including ESG data within the Pan American Silver Interactive Analyst CenterTM, which is available on the Company's website.
As part of our commitment to ESG practices and responsibilities, as of August 10, 2021, Pan American will amend and extend its Credit Facility into a $500 million sustainability-linked revolving credit facility (the “Sustainability-Linked Loan”). The 4-year, Sustainability-Linked Loan features a pricing mechanism that allows for adjustments on drawn and undrawn balances based on third-party sustainability performance ratings, which aligns the Company’s ESG performance to its cost of capital. The Sustainability-Linked Loan remains fully undrawn. Additionally, in July of 2021 we published our first communication on our "Progress for the UN Global Compact".
At the Company's Annual and Special Meeting of Shareholders held on May 13, 2021, Gillian Winckler was appointed Chair of Pan American's Board of Directors. Ross Beaty was named Chair Emeritus following his

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
retirement as Chair and Director. As well, Jennifer Maki was elected to the Company's Board. Ms. Maki is an accomplished mining executive and finance professional with strong leadership experience in public mining companies operating in complex international jurisdictions. She is presently a Director and Chair of the Audit Committee at Franco-Nevada Corporation, and is a Director and Chair of the Audit Committee at Baytex Energy Corp. Ms. Maki is a CPA, Chartered Accountant, has a Bachelor of Commerce degree from Queen’s University and holds the ICD.D designation from the Institute of Corporate Directors.
OPERATING PERFORMANCE

Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three and six months periods ended June 30, 2021 and 2020. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

	Silver Production (ounces ‘000s)				Gold Production (ounces ‘000s)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020	2021	2020	2021	2020
La Colorada	1,099	801	2,164	2,394	0.7	0.6	1.2	1.7
Huaron	903	211	1,787	982	0.3	0.1	0.6	0.2
Morococha(1)	568	47	1,089	504	0.3	—	0.4	0.3
San Vicente(2)	601	265	1,302	1,003	0.1	—	0.2	0.1
Manantial Espejo	635	503	1,333	1,198	8.1	3.5	14.0	9.9
Dolores	612	915	1,246	2,145	43.3	17.7	80.3	44.8
Shahuindo	54	40	119	104	30.3	26.8	59.8	75.7
La Arena	9	5	20	13	23.7	13.7	56.9	42.4
Timmins	4	4	8	9	35.6	34.2	66.6	77.5
Total	4,484	2,791	9,067	8,352	142.3	96.6	280.0	252.7
(1)Morococha data represents Pan American's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
Consolidated silver production in Q2 2021 of 4.48 million ounces was 61% higher than the 2.79 million ounces produced in Q2 2020, while consolidated gold production in Q2 2021 of 142.3 thousand ounces was 47% higher than the 96.6 thousand ounces produced in Q2 2020. The reasons for the increase in production are further described in the "Q2 2021 Highlights" and "Individual Mine Performance" sections of this MD&A.
Base Metal Production
The following table provides the Company’s base metal production for the three and six months ended June 30, 2021 and 2020:

	Base Metal Production
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Zinc – kt	12.4	4.3	25.4	17.4
Lead – kt	4.8	1.7	9.8	7.0
Copper – kt	2.1	0.3	4.1	2.2
Zinc, lead and copper production in Q2 2021 was considerably higher than in Q2 2020, with the mine by mine changes further described in the "Individual Mine Performance" section of this MD&A.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cash Costs and AISC
The quantification of both Cash Costs and AISC measures is described in detail, and where appropriate reconciled to the Q2 2021 Financial Statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three and six months ended June 30, 2021, as compared to the same period in 2020:

	Cash Costs(1) ($ per ounce)				AISC(1) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020	2021	2020	2021	2020
La Colorada	4.52	7.13	6.78	7.20	12.42	12.56	18.54	10.70
Dolores(2)	-	2.23	-	1.20	-	12.95	-	17.88
Huaron	5.11	3.93	3.63	6.69	9.47	6.61	6.98	9.32
Morococha	11.35	12.90	12.60	12.36	15.42	17.42	16.42	19.90
San Vicente	19.76	2.61	16.47	12.79	21.06	4.52	17.54	15.09
Manantial Espejo	25.30	16.24	22.50	14.76	24.47	16.54	24.45	15.55
Silver Segment Consolidated(2)(3)	12.71	6.23	12.52	7.50	16.36	12.54	16.65	14.31
Dolores(2)	602	-	652	-	716	-	719	-
Shahuindo	762	632	756	623	1,160	747	975	764
La Arena	720	1,082	651	844	1,244	1,259	1,147	1,228
Timmins	1,352	1,092	1,322	1,012	1,676	1,171	1,621	1,106
Gold Segment Consolidated(2)(3)	857	905	851	817	1,163	1,015	1,109	987
Consolidated AISC per silver ounce sold(4)					1.42	(3.14)	(1.66)	1.15
Consolidated AISC before NRV inventory adjustments					3.21	(3.62)	0.38	(0.36)
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q2 2021 Financial Statements.
(2)Due to the expected mine sequencing into a higher gold zone of the Dolores mine, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus, as of Q1 2021, Cash Costs and AISC at Dolores are reported on a per ounce of gold basis and are included as part of the Gold Segment Cash Costs and AISC calculations. Dolores Cash Costs and AISC in the 2020 comparable period were reported on a per ounce of silver basis and included as part of the Silver Segment Cash Costs and AISC calculations, as previously reported. For comparison purposes, had Dolores been reported in the Gold Segment in 2020, Gold Segment Cash Costs and AISC for Q2 2020 would have been $923 and $1,133, respectively, and for the six months ended June 30, 2020 ("H1 2020") would have been $836 and $1,129, respectively. Silver Segment Cash Costs and AISC for Q2 2020 would have been $9.16 and $12.24, respectively and for H1 2020 would have been $9.97 and $12.90, respectively.
(3)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
(4)Consolidated AISC is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in Consolidated AISC, but not allocated in calculating AISC for each operation.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cash Costs
Silver Segment Cash Costs per ounce in Q2 2021 were $12.71, $6.48 higher than in Q2 2020. The increase is driven primarily from: (i) a $2.93 per ounce increase from the move of Dolores into the Gold Segment; (ii) a $2.05 per ounce increase in treatment and refining charges largely from the increased contribution from concentrate mines and a non-recurring credit to treatment and refining charges at San Vicente that decreased Q2 2020 direct selling costs; and, (iii) a $1.51 per ounce increase in royalties, primarily related to higher royalties at San Vicente from increased metal prices and the timing of royalty expense relative to sales recognition. The increase in production costs per ounce reflect higher costs related to COVID-19 operating protocols along with inflation driven wage, energy and consumable cost increases ("COVID and Inflationary Costs"), offset by increased by-product credits, from higher metal prices and increased copper grades.
Gold Segment Cash Costs per ounce in Q2 2021 were $857, $48 lower than in Q2 2020. Gold Segment Cash Costs were positively impacted by the move of Dolores into the Gold Segment, which reduced Gold Segment Cash Costs by $134 per ounce. Additionally, decreased Cash Costs at La Arena, due to higher ore mining rates and grades in the current mine sequencing, further reduced Gold Segment Cash Costs by $93 per ounce. These decreases were partially offset by increased Cash Costs at Shahuindo and Timmins, which increased Gold Segment Cash Costs by $82 per ounce and $96 per ounce, respectively. The increase at Timmins is related to lower grades at Bell Creek, where geotechnical conditions have prevented access to higher grade zones, as well as the appreciation of the Canadian dollar. At Shahuindo, increased waste mining rates were in part responsible for increased Cash Costs. Additionally, COVID and Inflationary Costs increased Cash Costs relative to Q2 2020 at all operations.
AISC
Silver Segment AISC for Q2 2021 of $16.36 per ounce were $3.82 higher than Q2 2020. The increase primarily reflects the same factors that impacted Cash Costs described above, except for the impact from the move of Dolores to the Gold Segment. The increased Cash Costs from the move of Dolores to the Gold Segment were offset by a $1.07 per ounce decrease in sustaining capital and a $1.36 per ounce decrease in negative net realizable value ("NRV") inventory adjustments per ounce, both of which were lower than in Q2 2020 due to the move of Dolores to the Gold Segment.
Gold Segment AISC for Q2 2021 of $1,163 per ounce were $148 higher than Q2 2020, largely reflecting a $231 per ounce increase in sustaining capital due to COVID-19 related postponements in capital projects in Q2 2020, which offset the decrease described above for Gold Segment Cash Costs.
Consolidated silver basis AISC were $1.42 in Q2 2021, a $4.56 increase from Q2 2020. The quarter-over-quarter increase is largely attributable to the increased sustaining capital affecting Gold Segment AISC.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Individual Mine Performance
An analysis of performance at each operation in Q2 2021 compared with Q2 2020 follows. The project capital amounts invested in Q2 2021 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada Operation

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes milled – kt	127.4	85.0	260.9	259.2
Average silver grade – grams per tonne	298	320	287	315
Average zinc grade - %	2.51	3.03	2.24	2.81
Average lead grade - %	1.28	1.42	1.16	1.37
Production:
Silver – koz	1,099	801	2,164	2,394
Gold – koz	0.67	0.58	1.20	1.66
Zinc – kt	2.77	2.22	5.02	6.31
Lead – kt	1.38	1.05	2.55	3.03
Cash Costs - $ per ounce(1)	4.52	7.13	6.78	7.20
Sustaining capital - $ thousands(2)	6,282	3,441	11,668	8,193
Care and maintenance costs - $ thousands	—	7,999	—	7,999
AISC - $ per ounce(1)	12.42	12.56	18.54	10.70
Payable silver sold - koz	879	716	1,104	2,555
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $8.1 million and $12.2 million of investing activity cash outflows for Q2 2021 and H1 2021, respectively, (Q2 2020 and H1 2020: $2.4 million and $6.0 million, respectively) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2021 vs. Q2 2020
Production:
•Silver: 37% increase, from higher throughput despite the ongoing ventilation restrictions to mining rates, as Q2 2020 was impacted by the COVID-19 government mandated mine suspension. Grades were lower in Q2 2021 due to reduced ventilation in the mine preventing access to certain higher grade zones. As indicated in the "Q2 2021 Highlights" section of this MD&A, the blockage on the ventilation raise was resolved in July and the Company is now advancing development work needed to achieve normalized mining and throughput rates.
•By-products: 25% and 32% increases in zinc and lead production, respectively, due to the higher throughput.
Cash Costs: decreased $2.61 per ounce, primarily due to higher base metal prices and a $4.7 million non-recurring production tax credit that was accrued in the period, which more than offset the lower grades from mine sequencing, COVID and Inflationary Costs, and lower productivity in production and development advances due to the reduced ventilation.
Sustaining Capital: was higher in Q2 2021, and is primarily related to ventilation projects, a tailings storage facility lift, equipment replacements, lease payments for equipment, and near-mine exploration activities.
AISC: were consistent with Q2 2020, as the factors decreasing quarter-over-quarter Cash Costs were offset by increased sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Huaron Operation

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes milled - kt	237.3	53.6	475.1	256.8
Average silver grade – grams per tonne	144	148	142	144
Average zinc grade - %	2.10	2.59	2.42	2.55
Average lead grade - %	1.15	1.40	1.22	1.30
Average copper grade - %	0.74	0.57	0.80	0.82
Production:
Silver – koz	903	211	1,787	982
Gold – koz	0.32	0.06	0.60	0.22
Zinc – kt	3.71	1.11	8.83	4.95
Lead – kt	2.01	0.54	4.31	2.50
Copper – kt	1.31	0.18	2.87	1.55
Cash Costs - $ per ounce(1)	5.11	3.93	3.63	6.69
Sustaining capital - $ thousands	2,550	581	4,161	1,994
Care and maintenance costs - $ thousands	—	8,503	—	10,758
AISC-$ per ounce(1)	9.47	6.61	6.98	9.32
Payable silver sold – koz	617	271	1,325	868
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2021 vs. Q2 2020
Production:
•Silver: 327% higher, primarily from higher throughput rates relative to Q2 2020, which had been impacted by the COVID-19 related mine suspension for the majority of Q2 2020.
•By-products: zinc, lead and copper production were 234%, 270% and 643% higher, respectively, reflecting the same factors affecting silver production. Copper production also benefited from improved grades due to mine sequencing from zinc and lead zones to copper zones.
Cash Costs: increased $1.17 per ounce, primarily from increased operating costs per ounce from COVID and Inflationary Costs, which offset the benefit to by-product credits from increased base metal prices.
Sustaining Capital: higher than Q2 2020 due to the mine suspension in that quarter, and was comprised mainly of equipment and facility leases, equipment replacements, near-mine exploration activities, and other miscellaneous projects.
AISC: increased by $2.86 per ounce as a result of the same factors that increased Cash Costs, in addition to higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Morococha Operation(1)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes milled – kt	154.1	15.8	303.3	154.7
Average silver grade – grams per tonne	128	118	125	117
Average zinc grade - %	3.20	3.21	3.04	3.37
Average lead grade - %	1.06	1.15	1.11	1.19
Average copper grade - %	0.49	0.37	0.44	0.41
Production:
Silver – koz	568	47	1,089	504
Gold – koz	0.27	0.03	0.43	0.31
Zinc – kt	4.22	0.43	7.94	4.54
Lead – kt	1.34	0.14	2.77	1.46
Copper – kt	0.55	0.03	0.92	0.40
Cash Costs - $ per ounce(2)	11.35	12.90	12.60	12.36
Sustaining capital (100%) - $ thousands(3)	2,074	830	3,810	3,066
Care and maintenance costs - $ thousands	—	7,900	—	10,103
AISC - $ per ounce(2)	15.42	17.42	16.42	19.90
Payable silver sold (100%) - koz	537	55	1,051	463
(1)Production figures are for Pan American’s 92.3% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $nil of investing activity cash outflows for Q2 2021 and H1 2021, respectively, (Q2 2020 and H1 2020: $0.2 million, $0.6 million, respectively) related to initial engineering on a potential relocation of the Morococha plant, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2021 vs. Q2 2020
Production:
•Silver: 521 thousand ounces higher, primarily from higher throughput rates relative to Q2 2020, which had been impacted by the COVID-19 related mine suspension for the majority of Q2 2020.
•By-products: zinc, lead and copper production increased 379 thousand tonnes, 120 thousand tonnes, and 52 thousand tonnes, respectively, from the higher throughput. Copper production also benefited from mine sequencing.
Cash Costs: were $1.55 per ounce lower, primarily due to higher by-product credits per silver ounce sold from mine sequencing into higher copper grades and higher base metal prices, which more than offset COVID and Inflationary Costs.
Sustaining Capital: higher than Q2 2020 due to the mine suspension in that quarter, and was primarily related to near-mine exploration, mine and camp infrastructure, and equipment and facility leases.
AISC: were $1.99 per ounce lower due to the same factors affecting quarter-over-quarter Cash Costs, as well as lower sustaining capital per ounce, which more than offset the decrease in cost-reducing NRV inventory adjustments that benefited Q2 2020.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
San Vicente Operation(1)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes milled – kt	85.0	30.8	174.0	113.5
Average silver grade – grams per tonne	239	297	252	301
Average zinc grade - %	2.45	2.15	2.52	1.74
Average lead grade - %	0.10	—	0.12	—
Average copper grade - %	0.28	0.35	0.26	0.28
Production:
Silver – koz	601	265	1,302	1,003
Gold – koz	0.09	0.04	0.17	0.15
Zinc – kt	1.69	0.51	3.65	1.56
Lead – kt	0.07	0.02	0.19	0.02
Copper – kt	0.19	0.09	0.36	0.26
Cash Costs - $ per ounce (2)	19.76	2.61	16.47	12.79
Sustaining capital (100%) - $ thousands	833	232	1,391	2,157
Care and maintenance costs - $ thousands	—	2,890	—	2,890
AISC - $ per ounce(2)	21.06	4.52	17.54	15.09
Payable silver sold (100%) - koz	693	158	1,425	998
(1)Production figures are for Pan American’s 95.0% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2021 vs. Q2 2020
Production:
•Silver: 127% higher, primarily from increased throughput, as Q2 2020 was impacted by the COVID-19 related mine suspension, which more than offset lower grades due to mine sequencing and the narrowing structure of the vein system.
•By-products: a 231% increase in zinc production from higher throughput, as previously described, and mine sequencing into zinc-rich zones of the deposit. Copper and lead production also benefited from increased throughput.
Cash Costs: were $17.15 per ounce higher, primarily from higher royalty expense (increased metal prices and timing of payments) and higher direct selling costs, primarily from a non-recurring adjustment that reduced Q2 2020 direct selling costs.
Sustaining Capital: primarily related to mine infrastructure and tailings storage facility investments, equipment replacements, and near-mine exploration.
AISC: the $16.54 per ounce increase was primarily due to the same factors that increased Cash Costs.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Manantial Espejo Operation

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes milled - kt	171.3	122.3	328.5	283.4
Average silver grade – grams per tonne	136	137	146	146
Average gold grade – grams per tonne	1.63	0.95	1.47	1.16
Production:
Silver – koz	635	503	1,333	1,198
Gold – koz	8.14	3.49	14.02	9.95
Cash Costs - $ per ounce(1)	25.30	16.24	22.50	14.76
Sustaining capital - $ thousands(2)	2,271	1,059	3,649	1,776
Care and maintenance costs - $ thousands	—	3,644	—	5,617
AISC - $ per ounce(1)	24.47	16.54	24.45	15.55
Payable silver sold - koz	614	522	1,244	1,253
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $nil of investing activity cash outflows for Q2 2021 and H1 2021, respectively, (Q2 2020 and H1 2020: $1.7 million and $5.2 million, respectively) related to the development of the Joaquin and COSE projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2021 vs. Q2 2020
Production:
•Silver and Gold: increases of 26% and 133%, respectively, reflecting higher throughput as Q2 2020 was impacted by the COVID-19 related mine suspension, and a greater contribution from COSE, which benefited gold production.
Cash Costs: were $9.06 per ounce higher, primarily as a result of higher operating costs from increased mining activities at COSE and Joaquin and COVID and Inflationary Costs, partially offset by higher gold prices. There was a build-up of 3.3 thousand ounces of gold in Q2 2021, which deferred the benefit of by-product credits into Q3 2021.
Sustaining Capital: primarily related to an expansion of the tailings storage facility, exploration, and lease payments for diesel generators on site.
AISC: the $7.93 per ounce increase was largely due to the same factors affecting Cash Costs, partially offset by cost-reducing NRV adjustments.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Dolores Operation

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes placed – kt	1,962.4	685.0	3,822.3	2,590.1
Average silver grade – grams per tonne	15	29	17	35
Average gold grade – grams per tonne	1.16	0.46	1.11	0.56
Production:
Silver – koz	612	915	1,246	2,145
Gold – koz	43.3	17.7	80.3	44.8
Cash Costs - $ per gold ounce(1)(2)	602	984	652	910
Sustaining capital - $ thousands	8,335	9,550	17,255	24,675
Care and maintenances costs - $ thousands	—	10,175	—	10,175
AISC - $ per gold ounce(1)(2)	716	1,544	719	1,707
Payable gold sold - koz	41.6	24.1	73.1	50.5
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales. Previously reported Cash Costs and AISC on a per silver ounce basis are disclosed in the Cash Costs and AISC section.
(2)As previously described, beginning in 2021, Dolores Cash Costs and AISC are being reported on a per ounce of gold basis with silver considered as a by-product, rather than on a silver basis with gold considered as a by-product. In Q2 2020 and H1 2020, silver basis Cash Costs and AISC were reported as $2.23 and $12.95 per ounce, respectively.
Q2 2021 vs. Q2 2020
Production:
•Silver: 33% lower, due to the expected decrease in silver grades from mine sequencing into higher gold grade zones and a lower ratio of ounces recovered to stacked, which more than offset higher throughput in Q2 2021. The quarter-over-quarter changes in both throughput and the ratio of ounces recovered to stacked were largely the result of the Q2 2020 COVID-19 related mine suspension, which led to production through continued leaching during the mine suspension with no corresponding ore stacked.
•Gold: 145% higher, primarily from an expected increase in grades from mine sequencing. As described above, the increase in quarter-over-quarter throughput was fully offset by a 51% decrease in the ratio of ounces recovered to stacked. Additionally, gold production was lower than anticipated in Q2 2021 due to a delay in leach sequencing to address pad construction constraints resulting in an inventory build-up, which is expected to normalize throughout the remainder of 2021.
Cash Costs: decreased $382 per ounce, primarily from higher gold grades benefiting operating costs per ounce, which more than offset lower by-product credits per ounce from lower silver sales and the impact of COVID and Inflationary Costs.
Sustaining Capital: was comparable quarter-over-quarter, and primarily related to leach pad expansions.
AISC: decreased $828 per ounce due to the same factors affecting Cash Costs, in addition to lower sustaining capital expenditures and a $7.6 million benefit from NRV inventory adjustments, which were cost reducing in Q2 2021 compared with cost increasing in Q2 2020.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Shahuindo Operation

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes placed – kt	2,834.2	1,722.4	5,640.6	4,654.5
Average silver grade – grams per tonne	6	9	6	9
Average gold grade – grams per tonne	0.56	0.57	0.51	0.60
Production:
Silver – koz	54	40	119	104
Gold – koz	30.25	26.83	59.79	75.75
Cash Costs - $ per ounce(1)	762	632	756	623
Sustaining capital - $ thousands(2)	8,750	3,473	11,431	11,317
Care and maintenance costs - $ thousands	—	2,890	—	3,748
AISC - $ per ounce(1)	1,160	747	975	764
Payable gold sold - koz	22.7	33.7	54.4	85.7
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.1 million and $0.3 million of investing activity cash outflows for Q2 2021 and H1 2021, respectively, (Q2 2020 and H1 2020: $nil and $0.1 million, respectively) related to lease payments for the crushing and agglomeration plant completed by Tahoe, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2021 vs. Q2 2020
Production:
•Gold: 13% higher, primarily from higher tonnes stacked relative to Q2 2020 when the mine was suspended due to COVID-19 related government mandates. The increase in throughput more than offset a decrease in the ratio of ounces recovered to stacked. The ratio of ounces recovered to stacked was lower than expected in Q2 2021 due to timing of leach kinetics, as the stacking of higher grade ores occurred late in the quarter, which resulted in an inventory build-up. In Q2 2020, the ratio of ounces recovered to stacked was higher than expected due to continued leaching during the mine suspension, resulting in an inventory drawdown.
Cash Costs: were $130 per ounce higher, primarily from the following factors: a 31% increase in the ratio of waste to ore in the current section of the mine plan, and COVID and Inflationary Costs, which more than offset the devaluation of the Peruvian Sol.
Sustaining Capital: related primarily to leach pad expansions, site infrastructure improvements, and payments for leased mining equipment. The increase over Q2 2020 was due largely to deferral of capital projects and spending into 2021 from 2020.
AISC: were $413 per ounce higher due to the same factors affecting Cash Costs, in addition to the increased sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
La Arena Operation

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes placed – kt	2,062.9	1,627.3	4,103.7	2,675.7
Average silver grade – grams per tonne	1	1	1	1
Average gold grade – grams per tonne	0.41	0.26	0.40	0.29
Production:
Silver – koz	9	5	20	13
Gold – koz	23.70	13.66	56.86	42.36
Cash Costs - $ per ounce(1)	720	1,082	651	844
Sustaining capital - $ thousands	12,507	2,086	27,226	14,783
Care and maintenance costs - $ thousands	—	2,509	—	3,332
AISC - $ per ounce(1)	1,244	1,259	1,147	1,228
Payable gold sold - koz	24.2	13.4	55.5	40.1
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q2 2021 vs. Q2 2020
Production:
•Gold: 74% higher, as a result of increased throughput due to higher grades from mine sequencing and higher tonnes stacked compared to Q2 2020, which was impacted by the COVID-19 related mine suspension. The increased throughput more than offset the decrease in ounces recovered to stacked, which were higher in Q2 2020 from the release of in-heap inventories during the mine suspension.
Cash Costs: decreased by $362 per ounce, primarily reflecting higher production and sales from increased grades, which more than offset COVID and Inflationary Costs.
Sustaining Capital: comprised mainly of capitalized deferred stripping, leach pad expansions, near-mine exploration, and other camp and mine infrastructure. The increase over Q2 2020 was due largely to the deferral of capital projects and spending into 2021 from 2020.
AISC: was essentially flat as the decrease in Cash Costs was offset by increased sustaining capital.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Timmins Operation

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Tonnes milled – kt	415.6	381.2	815.6	825.8
Average silver grade – grams per tonne	—	—	—	—
Average gold grade – grams per tonne	2.65	2.81	2.64	2.91
Production:
Silver – koz	4	4	8	9
Gold – koz	35.58	34.20	66.56	77.51
Cash Costs - $ per ounce(1)	1,352	1,092	1,322	1,012
Sustaining capital - $ thousands(2)	9,623	2,227	17,845	5,725
Care and maintenance costs - $ thousands	—	—	—	—
AISC - $ per ounce(1)	1,676	1,171	1,621	1,106
Payable gold sold - koz	32.5	36.7	65.7	80.2
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $3.7 million and $4.3 million of investing activity cash outflows for Q2 2021 and H1 2021, respectively, (Q2 2020 and H1 2020: $0.2 and $1.0 million, respectively) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
Q2 2021 vs. Q2 2020
Production:
•Gold: 4% higher, as increased throughput from higher mining rates at Timmins West was partially offset by lower mining rates and grades at Bell Creek from geotechnical conditions that are requiring adjustments to the mining methods and ground support systems to adapt to the wider ore extensions in this section of the mine plan.
Cash Costs: an increase of $260 per ounce, primarily as a result of the lower grades and higher operating costs from modest wage and consumable cost escalations and the appreciation of the Canadian dollar.
Sustaining Capital: expenditures primarily related to tailings storage facility expansions, mine equipment refurbishments and replacements, near-mine exploration, and lease payments for mining equipment. The increase over Q2 2020 is related in part to deferred spending, the timing of equipment rehabilitations, and higher spending on the tailings facility expansion.
AISC: the $505 per ounce increase reflects the same factors that affected Cash Costs, as well as higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2021 ANNUAL OPERATING OUTLOOK

All 2021 forecast amounts in this section refer to the 2021 May Revised Forecast, as provided in the Company's Q1 2021 MD&A dated May 12, 2021. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.
Production Relative to Forecast:
The following table summarizes the metal production during H1 2021 compared to the 2021 May Revised Forecast:

	2021 May Revised Annual Forecast	H1 2021 Actual
Silver – Moz	20.50 - 22.00	9.07
Gold – koz	605.0 - 655.1	280.0
Zinc – kt	55.5 - 60.5	25.4
Lead – kt	21.0 - 23.5	9.8
Copper – kt	8.5 - 9.0	4.1
Based on H1 2021 production results and the expected production for the remainder of the year, Management reaffirms the May 2021 Revised Forecast annual consolidated metal production, as shown in the table above
Cash Costs and AISC Compared to Forecast:
The following table summarizes Cash Costs and AISC for each operation for H1 2021 compared to the respective 2021 May Revised Forecast amounts. These forecast estimates are largely influenced by Management's assumptions and estimates for productivity, input costs, commodity prices and currency exchange rates.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	2021 May Revised Annual Forecast(2)	H1 2021 Actual	2021 May Revised Annual Forecast(2)	H1 2021 Actual
Silver Segment:
La Colorada	9.80 - 11.20	6.78	15.50 - 16.90	18.54
Huaron	(1.60) - 0.60	3.63	3.70 - 5.90	6.98
Morococha	5.60 - 8.50	12.60	9.10 - 11.80	16.42
San Vicente	11.60 - 13.40	16.47	16.50 - 18.20	17.54
Manantial Espejo	21.80 - 23.70	22.50	24.40 - 26.10	24.45
Total(3)	9.60 - 11.60	12.52	14.25 - 15.75	16.65
Gold Segment:
Dolores	665 - 820	652	850 - 1,000	719
Shahuindo	715 - 795	756	1,125 - 1,250	975
La Arena	870 - 940	651	1,275 - 1,400	1,147
Timmins	1,085 - 1,160	1,322	1,375 - 1,450	1,621
Total(3)	825 - 925	851	1,135 - 1,250	1,109
Consolidated Silver Basis(4)			(2.80) - 2.70	(1.66)
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the Q2 2021 Financial Statements.
(2)The cash costs and AISC forecasts assume realized metal prices for H1 2021 and the following metal prices for the remainder of 2021: of $24.00/oz for silver, $2,850/tonne ($1.28/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, $9,500/tonne ($4.20/lb) for copper, and $1,750/oz for gold; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 96.67 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
(3)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(4)Consolidated Silver Basis AISC is calculated per silver ounce sold with gold revenues included in the by-product credits.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Based on H1 2021 Cash Costs and AISC results, Management reaffirms the May 2021 Revised Annual Forecast for Cash Costs and AISC, as shown in the table above.
Capital Expenditures Relative to Forecast:
The following table summarizes the H1 2021 capital expenditures compared to the May 2021 Revised Forecast:

	2021 Capital Expenditures ($ millions)
	H1 2021 Actual	2021 May Revised Annual Forecast (1)
La Colorada	11.7	27.0 - 29.5
Huaron	4.2	14.5 - 15.5
Morococha	3.8	6.0 - 7.0
San Vicente	1.4	13.5 - 14.5
Manantial Espejo	3.6	6.5 - 7.5
Dolores	17.3	26.0 - 30.0
Shahuindo	11.4	51.5 - 53.0
La Arena	27.2	44.5 - 45.0
Timmins	17.8	40.5 - 43.0
Sustaining Capital Sub-total	98.4	230.0 - 245.0
La Colorada Skarn project	12.2	50.0 - 55.0
Timmins expansion	4.3	5.0
Other	0.3	—
Project Capital Sub-total	16.8	55.0 - 60.0
Total Capital	115.2	285.0 - 305.0
Management reaffirms the May 2021 Revised Annual Forecast for sustaining and project capital, as shown in the table above.
PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent on each of Pan American’s major projects in Q2 2021 compared with Q2 2020, and H1 2021 compared to H1 2020:

Project Development Capital	Three months ended June 30,		Six months ended June 30,
(thousands of USD)
	2021	2020	2021	2020
La Colorada Skarn Project	8,101	2,410	12,183	6,053
Joaquin and COSE projects	—	1,702	—	5,247
Timmins projects	3,689	218	4,333	1,226
Other	87	247	312	724
Total	$11,877	4,577	$16,828	13,250
During Q2 2021, the Company invested $11.9 million, largely in advancing the La Colorada Skarn project towards a preliminary economic assessment and exploration drilling at both the La Colorada Skarn and the Wetmore project at Timmins.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
OVERVIEW OF Q2 2021 FINANCIAL RESULTS

Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices and the timing of sales, which vary with the timing of shipments and impairment charges. The fourth quarter of 2019 included impairment charges to the Manantial Espejo mine and the COSE and Joaquin projects.

2021	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31	June 30
Revenue	$368,099	$382,132
Mine operating earnings	$89,964	$103,048
(Loss) earnings for the period attributable to equity holders	$(7,798)	$70,939
Basic (loss) earnings per share	$(0.04)	$0.34
Diluted (loss) earnings per share	$(0.04)	$0.34
Cash flow from operating activities	$29,850	$87,143
Cash dividends paid per share	$0.07	$0.07
Other financial information
Total assets		$3,455,012
Total long-term financial liabilities(1)		$277,607
Total attributable shareholders’ equity		$2,636,301
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$358,428	$249,509	$300,414	$430,461	$1,338,812
Mine operating earnings	$50,058	$48,386	$124,561	$137,172	$360,177
(Loss) earnings for the period attributable to equity holders	$(76,807)	$20,063	$65,741	$168,885	$177,882
Basic (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Diluted (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Cash flow from operating activities	$114,051	$62,750	$114,943	$170,571	$462,315
Cash dividends paid per share	$0.05	$0.05	$0.05	$0.07	$0.22
Other financial information
Total assets					$3,433,875
Total long-term financial liabilities(1)					$277,696
Total attributable shareholders’ equity					$2,602,519
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2019	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31(1)	June 30(1)	Sept 30(1)	Dec 31	Dec 31
Revenue(2)	$253,699	$340,494	$352,187	$404,379	$1,350,759
Mine operating earnings(2)	$15,770	$51,058	$63,850	$98,610	$229,288
Earnings for the period attributable to equity holders	$2,783	$18,371	$37,657	$51,927	$110,738
Basic earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Diluted earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Cash flow from operating activities	$(12,911)	$83,518	$81,948	$129,473	$282,028
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.14
Other financial information
Total assets					$3,461,682
Total long-term financial liabilities(3)					$517,776
Total attributable shareholders’ equity					$2,463,099
(1)Amounts differ from those originally reported in the respective quarter due to: (1) the finalization of the purchase price allocation, which was retrospectively applied, the most significant change being the removal of the previously recorded $30.5M bargain purchase gain; and, (2) amounts presented retrospectively as if Timmins had not been classified as held for sale.
(2)Concurrent with the acquisition of Tahoe, the Company classified the Timmins mines as a discontinued operation held for sale and, in Q3 2019, reclassified to be a continuing operation. As a result, the previously recorded first and second quarters have been recast to present the Timmins mines as continuing operations.
(3)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: Q2 2021 vs. Q2 2020
Net earnings of $71.2 million were recorded in Q2 2021 compared to $19.4 million in Q2 2020, which corresponds to basic earnings per share of $0.34 and $0.10, respectively.
The following table highlights the differences between the Q2 2020 and Q2 2021 net earnings:

Net earnings, three months ended June 30, 2020		$19,412	Note
Revenue:
Increased realized metal prices	$77,499
Higher quantities of metal sold	65,593
Increased direct selling costs	(11,766)
Decreased negative settlement adjustments	1,297
Total increase in revenue		$132,623	(1)
Cost of sales:
Increased production costs and increased royalty charges	$(57,577)		(2)
Increased depreciation and amortization	(20,384)		(3)
Total increase in cost of sales		$(77,961)
Decreased care and maintenance costs		44,446	(4)
Decreased investment income		(36,687)	(5)
Increased income tax expense		(24,873)	(6)
Decreased other expense		7,352	(7)
Increased net gain on asset sales, and derivatives		5,633	(8)
Increased income from equity investees		3,280	(9)
Increased foreign exchange loss		(2,178)
Decreased interest and finance expense		1,284
Increased general and administrative expense		(726)
Increased exploration and project development expense		(364)
Net earnings, three months ended June 30, 2021		$71,241
1.Revenue for Q2 2021 was $132.6 million higher than in Q2 2020, largely due to both higher realized prices and increased quantities sold, partially offset by higher treatment and refining charges. The quarter-over-quarter increase in quantities of metal sold reflects the previously discussed production increases, primarily attributable to the Company's mines being fully operational in Q2 2021 compared with Q2 2020 when production was significantly reduced by the COVID-19 related mine suspensions, which had the largest impact on the underground operations. The increase in treatment and refining charges reflects the higher quantities of metal sold. Realized metal prices increased from Q2 2020 for all metals sold, with silver and gold prices up 62% and 6%, respectively, and realized copper, zinc and lead prices up 86%, 64%, and 31%, respectively.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Three months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Silver	$26.88	$16.58	4,044	3,074
Gold	$1,809	$1,708	126.2	112.8
Zinc	$2,935	$1,791	11.9	3.0
Lead	$2,151	$1,643	4.3	1.6
Copper	$9,679	$5,217	1.6	0.5
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2.Production and royalty costs in Q2 2021 were $57.6 million higher than in Q2 2020. The increase was driven by a $51.0 million, or 34%, increase in production costs and a $6.6 million increase in royalty costs. The increased production costs were largely driven by the previously discussed quarter-over-quarter increase in production and corresponding quantities of metal sold and COVID and Inflationary Costs. Excluding the impact of NRV inventory adjustments, consolidated Silver Segment production costs increased $59.7 million, reflecting a full quarter without COVID-19 related mine suspensions compared with Q2 2020 when mine suspensions in that period resulted in production costs being allocated to care and maintenance costs, as further described below. Partially offsetting the increase in costs was an $8.7 million cost reducing variance from NRV adjustments, which reduced costs by $7.2 million in Q2 2021 compared to a $1.5 million increase to costs in Q2 2020. NRV adjustments in both quarters were related mainly to Dolores and were driven largely by changes in precious metal prices.
3.Depreciation and amortization ("D&A") expense was $20.4 million higher than in Q2 2020, reflecting the impact of higher production and sales volumes on D&A, which is predominantly recorded on a units-of-production basis.
4.Care and maintenance costs were $7.8 million in Q2 2021, a $44.4 million decrease from Q2 2020, when operations were suspended in Mexico, Peru, Argentina and Bolivia over most of the quarter in order to comply with mandatory national COVID-19 quarantines. Q2 2021 care and maintenance costs were incurred for the Escobal operation and the Navidad project.
5.Investment income of $10.6 million in Q2 2021 was $36.7 million lower than in Q2 2020, driven primarily by fair value "mark-to-market" adjustments on the Company's equity investment in New Pacific Metals. Investment income of $47.3 million in Q2 2020 was largely driven by a $22.1 million gain recognized in relation to the disposition of 10.4 million shares in Maverix. The remainder of investment income in Q2 2020 was attributable to mark-to-market adjustments and realized gains on the Company's equity investments in New Pacific Metals.
6.Income tax expense in Q2 2021 was $29.6 million compared to $4.7 million in Q2 2020. The $24.9 million increase in tax expense was primarily due to the $76.7 million increase in income before tax.
7.Other income in Q2 2021 was $1.7 million compared to other expense of $5.6 million in Q2 2020. The Q2 2020 expenses primarily related to transaction costs associated with the sale of a portion of the Company's shares in Maverix and New Pacific Metals, which were non recurring in 2021.
8.Net gains on asset sales and derivatives were $7.3 million in Q2 2021 compared to net gains of $1.6 million in Q2 2020. The derivatives generated gains of $3.1 million in Q2 2021 from the Company's diesel, CAD and MXN contracts, partially offset by losses in the PEN and Copper contracts. The Company also generated a $4.1 million gain, primarily from the receipt of non-refundable deposits during the quarter, in relation to the sale of the Waterloo exploration stage asset that closed subsequent to June 30, 2021, as described in Note 26 of the Q2 2021 Financial Statements (the "Waterloo Sale"). The Q2 2020 net gain of $1.6 million reflects the gain on CAD and MXN hedge positions, which more than offset the $2.0 million loss on the sale of certain exploration assets.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
9.Income from equity investees relates to the Company's investment in Maverix, which is accounted for using the equity method whereby the Company records its portion of Maverix's net income based on Pan American's fully diluted ownership interest. The $3.3 million recorded in Q2 2021 largely reflected the Company recording its portion of a royalty interest gain recorded by Maverix in Q1 2021.
Statement of Cash Flows: Q2 2021 vs. Q2 2020
Cash flow from operations in Q2 2021 totaled $87.1 million, $24.4 million more than the $62.8 million generated in Q2 2020. The increase was related to a $66.3 million increase in cash mine operating earnings and a $31.3 million decrease in cash mine care and maintenance expenditures, which more than offset the $68.3 million decrease from working capital changes that were a use of cash in Q2 2021 and a source of cash in Q2 2020. The higher cash mine operating earnings(1) and lower cash mine care and maintenance expenditures were largely the result of increased quantities sold due to Q2 2020 sales being impacted by the COVID-19 related mine suspensions. Increased metal prices further benefited cash mine operating earnings in Q2 2021.
Working capital changes in Q2 2021 resulted in a $37.0 million use of cash compared with a $31.3 million source of cash in Q2 2020. The Q2 2021 use of cash was mainly driven by a $38.4 million build-up in inventories, largely heap and dore inventories at the three open pit mines (Dolores, Shahuindo and La Arena), which are expected to normalize in the second half of 2021.
Investing activities used $45.9 million in Q2 2021, primarily related to the $63.2 million spent on mineral properties, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A, which was partially offset by $14.0 million from the cash consideration on the sale of a package of royalties on third-party properties and the deposits on the Waterloo sale, and $2.6 million in proceeds from the settlement of the Company's derivatives comprised of commodity and FX hedging contracts. In Q2 2020, investing activities generated $49.3 million, primarily from the $81.1 million source of cash from the sale of short-term investments, primarily in New Pacific Metals, a partial disposition of the Company's interest in Maverix net of the exercise of warrants associated with that transaction, and the sale of certain non-core exploration properties. These dispositions more than offset the $30.3 million spent on mineral properties, plant and equipment.
Financing activities in Q2 2021 used $17.6 million compared to $72.1 million used in Q2 2020. Cash used in Q2 2021 primarily consisted of $14.7 million in dividends and $2.9 million of lease repayments. The net cash used in Q2 2020 consisted primarily of a net $60.0 million repayment of the Credit Facility, $10.5 million paid as dividends to shareholders and $3.0 million of lease payments.
Adjusted Earnings: Q2 2021 vs Q2 2020
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q2 2021 Financial Statements.
Adjusted Earnings in Q2 2021 was $46.6 million, representing basic adjusted earnings per share of $0.22, compared to the revised Q2 2020 adjusted earnings of $11.1 million, and basic adjusted earnings per share of $0.05. Q2 2021 adjusted earnings excludes, among other items, investment losses of $10.6 million (Q2 2020: $47.3 million). A reconciliation of adjusted earnings for the three and six months ended June 30, 2021 and 2020, to the net earnings for each period is included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.

(1) Cash mine operating earnings is a non-GAAP measures, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of how this measure is quantified from the Company's financial statements.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following chart illustrates the key factors leading to the change in adjusted earnings from Q2 2020 to Q2 2021:

Adjusted Earnings Reconciliation - Q2 2020 to Q2 2021 ($ millions)
$200.0
$150.0
$100.0
$50.0
$—
$11.1
$78.8
$65.6
$(11.8)
$(87.4)
$(15.6)
$7.4
$(1.5)
$46.6
Revised Q2 2020 adjusted earnings(1)
Increased metal prices and positive concentrate settlement adjustments
Increased quantities of metal sold
Increased direct selling costs
Increased direct operating cost of sales
Increased tax expense
Decreased other expense
Other
Q2 2021 adjusted earnings

(1) Commencing in Q1 2021, gains and losses recognized in relation to certain equity investments owned by the Company, and included in Investment income (loss) in the Company's financial statements, are being excluded from Adjusted Earnings. This change was based on the increase in both the magnitude and volatility of these investments having a larger impact to the Company’s net income in recent years, and Management’s belief that these fair-market-values are neither under the control of Management nor representative of normal course operating results The comparative period's adjusted earnings have been revised to conform to this change and thus differ from that previously reported.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: H1 2021 vs. H1 2020
Net earnings of $63.7 million were recorded in H1 2021 compared to a net loss of $57.8 million in H1 2020, which corresponds to basic earnings (loss) per share of $0.30 and $(0.27), respectively.
The following table highlights the difference between net earnings in H1 2021 compared with H1 2020:

Net loss, six months ended June 30, 2020		$(57,823)	Note
Revenue:
Increased realized metal prices	$151,727
Lower quantities of metal sold	(3,328)
Increased direct selling costs	(9,922)
Decreased negative settlement adjustments	3,817
Total increase in revenue		142,294	(1)
Cost of sales:
Increased production costs and increased royalty charges	$(30,398)		(2)
Increased depreciation and amortization	(17,328)		(3)
Total increase in cost of sales		(47,726)
Total increase in mine operating earnings		94,568
Decreased care and maintenance costs		53,204	(4)
Increased investment loss		(46,896)	(5)
Increased net gain on asset sales, and derivatives		16,908	(6)
Increased income tax expense		(10,130)	(7)
Decreased other expense		8,958	(8)
Increased income from equity investees		6,407	(9)
Decreased interest and finance expense		3,834
Increased foreign exchange loss		(2,744)
Increased general and administrative expense		(2,190)
Increased exploration and project development expense		(417)
Net earnings, six months ended June 30, 2021		$63,679
1.Revenue in H1 2021 was $142.3 million higher than in H1 2020 as a result of the increase in realized metal prices being partially offset by increased direct selling costs and slightly lower quantities of metal sold. H1 2021 realized silver and gold prices were 61% and 10% and higher, respectively, than those in H1 2020, which had the largest period-over-period impact on revenue. Realized zinc, lead and copper prices also increased by 39%, 16%, and 61%, respectively, and also contributed to higher revenues. The relatively consistent period-over-period quantities of metal sold reflect the previously discussed increase in quarter-over-quarter quantities of metal sold for Q2 2021 being largely offset by the lower quarter-over-quarter quantities of metal sold for Q1 2021, which was primarily due to lower production from ventilation issues and shipping delays at La Colorada, and lower grade-driven production decreases at Shahuindo and La Arena.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each period:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Six months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Silver	$26.66	$16.53	7,534	8,721
Gold	$1,798	$1,634	262.2	269.2
Zinc	$2,849	$2,056	23.0	14.5
Lead	$2,096	$1,812	8.2	7.4
Copper	$9,076	$5,652	3.4	1.9
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2.Production and royalty costs in H1 2021 were $30.4 million higher than in H1 2020. The increase was attributable to increases in production and royalty costs of $19.9 million and $10.5 million, respectively. The 5% increase in production costs is mainly due to: (i) a $60.0 million increase in Silver Segment production costs, excluding NRV inventory adjustments, reflecting a full six months of operations in 2021 without COVID-19 related mine suspensions and related care and maintenance costs, as well as COVID and Inflationary Costs; partially offset by (ii) a $28.6 million production cost reducing variance from NRV inventory adjustments, which decreased 2021 production costs by $15.4 million compared to increasing costs by $13.2 million in 2020; and (iii) a $10.9 million decrease in Gold Segment production costs, excluding NRV inventory adjustments, which was primarily from the period-over-period decrease in gold production and sales quantities at Shahuindo. The period-over-period increase in royalty costs was driven by an $8.8 million increase at the San Vicente operation from increased sales volumes.
3.D&A expense was $17.3 million higher than in H1 2020, primarily due to a $11.6 million increase at the Dolores operation and an $8.9 million increase at La Arena, both of which mainly reflect period-over-period increases in quantities of gold sold at these operations, which have relatively larger depreciable asset bases compared to the Company's other operations.
4.Care and maintenance costs totaled $15.0 million in H1 2021, which was a $53.2 million decrease from H1 2020, and reflects the previously discussed COVID-19 related mine suspensions in 2020. Care and maintenance costs in H1 2021 related only to the Escobal operation and the Navidad project.
5.Investment losses were $28.4 million in H1 2021, $46.9 million lower than H1 2020 investment income of $18.5 million. Investment losses in H1 2021 largely reflects fair value "mark-to-market" adjustments and realized gains on the Company's equity investment in New Pacific Metals where, as previously discussed, H1 2020 investment income also included a $22.1 million gain on the sale of 10.4 million shares in Maverix.
6.Net gain on asset sales, and derivatives was $16.9 million higher in H1 2021 compared to H1 2020. In H1 2021, the Company recognized a $5.5 million gain on its MXN, CAD and Diesel hedge contracts partially offset by losses on its copper and PEN contracts, and a $4.3 million gain, primarily on the receipt of non-refundable deposits which became part of the consideration for the Waterloo Sale. In H1 2020, the Company recorded a loss of $5.2 million on its MXN, PEN and CAD hedge contracts and a $2.0 million loss on the sale of certain non-core exploration properties.
7.Income tax expense of $67.6 million in H1 2021 was $10.1 million higher than the $57.4 million in H1 2020. The higher tax expense largely reflects the increase in income before tax of $131.7 million. However, despite the period-over-period increase in income before tax, the significant H1 2020 devaluation of the Mexican Peso, and to a lesser extent the Peruvian Sol, generated a large portion of the H1 2020 tax expense. Comparatively, in H1 2021, the impact of changes in foreign exchange rates on tax expense had only a minor impact on tax expense.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
8.Other income of $2.6 million was $9.0 million higher in H1 2021 than other expense of $6.4 million in H1 2020. The period-over-period decrease was driven largely by the previously discussed commissions and transactions costs associated with the sale of Maverix and New Pacific Metals shares during 2020, which were non-recurring in 2021.
9.Income from equity investees in H1 2021 was $3.5 million compared to a loss of $2.9 million in H1 2020. The current year's income is attributable to the previously described Maverix related income recorded in Q2 2021. The 2020 loss reflects the Company recording its portion of Maverix losses for the period, based on Pan American's fully diluted ownership interest.
Statement of Cash Flows: H1 2021 vs. H1 2020
Cash flow from operations in H1 2021 was $117.0 million, $59.8 million less than the $176.8 million generated in H1 2020. The decrease was mostly related to a $153.8 million negative impact from changes in working capital and a $32.8 increase in income taxes paid, which more than offset the $83.3 million increase in cash mine operating earnings, primarily from stronger precious metal prices and a $40.0 million decrease in cash mine care and maintenance expenditures.
Working capital changes in H1 2021 resulted in an $84.4 million use of cash, primarily reflecting a $78.4 million build-up in inventories. The inventory build-up was the result of: (i) increased inventories contained in leach pads, particularly at Dolores and Shahuindo, which should normalize in the second half of 2021; (ii) timing of dore sales, which should normalize in Q3 2021; and (iii) the impact from the delays in concentrate transport at La Colorada from Q1 2021, which was further impacted by delays in global shipping schedules, but is expected to normalize in the second half of 2021.
Investing activities utilized $90.4 million in H1 2021, primarily related to the $111.1 million spent on mineral properties, plant and equipment at the Company’s mines and projects, which was partially offset by the $14.8 million from the disposition of certain royalty assets and the deposits on the Waterloo Sale.
In H1 2020, investing activities utilized only $9.2 million, as the $86.1 million spent on mineral properties, plant and equipment at the Company’s mines and projects was largely offset by $78.9 million source of cash from the sale of short-term investments, primarily in New Pacific Metals, a partial disposition of the Company's interest in Maverix net of the exercise of warrants associated with that transaction, and the sale of certain non-core exploration properties.
Financing activities in H1 2021 utilized $35.6 million compared to a $98.7 million use of cash in H1 2020. Financing activities in H1 2021 were primarily related to $29.4 million in dividends to shareholders, and $5.8 million of lease repayments. Financing activities in H1 2020 primarily consisted of a net $75.0 million repayment on the Credit Facility, $21.0 million paid as dividends to shareholders and $7.0 million of lease repayments.
Adjusted Earnings: H1 2021 vs H1 2020
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q2 2021 Financial Statements.
Adjusted Earnings in H1 2021 were $84.1 million, representing basic adjusted earnings per share of $0.40, which was $51.8 million, or $0.25 per share, higher than revised H1 2020 adjusted earnings of $32.3 million, and basic adjusted earnings per share of $0.15.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following chart illustrates the key factors leading to the change in adjusted earnings from H1 2020 to H1 2021:

Adjusted Earnings Reconciliation - H1 2020 to H1 2021 ($ millions)
$200.00
$150.00
$100.00
$50.00
$—
$32.30
$155.50
$(13.20)
$(71.80)
$(29.00)
$9.00
$7.70
$(4.10)
$(2.30)
$84.10
Revised H1 2020 adjusted earnings(1)
Increased metal prices and positive concentrate settlement adjustments
Decreased quantities of metal sold and increased selling costs
Increased direct operating cost of sales and DDA
Increased tax expense
Decreased other expense
Increased realized derivative income
Increased FX losses
Other
H1 2021 adjusted earnings

(1) Commencing in Q1 2021 gains and losses recognized in relation to certain equity investments owned by the Company, and included in Investment income (loss) in the Company's financial statements, are being excluded from Adjusted Earnings. This change was based on the increase in both the magnitude and volatility of these investments having a larger impact to the Company’s net income in recent years, and Management’s belief that these fair-market-values are neither under the control of Management nor representative of normal course operating results The comparative period's adjusted earnings have been revised to conform to this change and thus differ from that previously reported.
LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	June 30, 2021	March 31, 2021	Dec. 31, 2020	Q2 2021 Change	H1 2021 Change
Cash and cash equivalents ("Cash")	$157,125	$133,497	$167,113	$23,628	$(9,988)
Short-term Investments	$83,242	$72,913	$111,946	$10,329	$(28,704)
Cash and Short-term investments	$240,367	$206,410	$279,059	$33,957	$(38,692)
Working Capital	$603,100	$513,045	$495,168	$90,055	$107,932
Credit Facility committed amount	$500,000	$500,000	$500,000	$—	$—
Credit Facility amounts drawn	$—	$—	$—	$—	$—
Shareholders' equity	$2,640,159	$2,583,290	$2,605,839	$56,869	$34,320
Total debt (1)	$47,696	$30,840	$33,565	$16,856	$14,131
Capital (2)	$2,447,488	$2,407,720	$2,360,345	$39,768	$87,143
(1)Total debt is a non-GAAP measure calculated as the total of amounts drawn on the Credit Facility, finance lease liabilities and loans payable. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
(2)Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Liquidity and Capital Resources
The Company's cash and short term investments increased by $34.0 million during Q2 2021. The increase was driven by a $23.6 million increase in cash and cash equivalents from strong operating cash flow and a $10.3 million positive mark-to-market to the Company's investments, primarily related to New Pacific Metals.
The increase in cash and cash equivalents was due to strong cash mine operating earnings of $164.3 million, which was sufficient to fund corporate overhead, exploration and care and maintenance, tax payments of $21.0 million, and investing and financing activities, which mostly related to payments for property, plant and equipment and dividends, respectively. This is despite a $37.0 million build in cash from working capital changes that is further described in the "Overview of Q2 2021 Financial Results".
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $603.1 million at June 30, 2021 was $90.1 million higher than working capital of $513.0 million at March 31, 2021. The increase is primarily driven by a build-up in inventories, as well as the increase in cash and short term investments described above. The Company also maintains an equity investment in Maverix that was valued at $140.0 million based on the June 30, 2021 New York Stock Exchange closing share price of $5.39.
As of June 30, 2021, the Company was in compliance with all financial covenants under the $500 million revolving Credit Facility, which was fully undrawn. As described in the "Environmental, Social, and Governance" section, the Credit Facility will be amended and extended into a $500 million Sustainability Linked Loan as of August 10, 2021. The pricing mechanism on the Sustainability Linked Loan is based on MSCI and S&P Global ratings, both leaders in ESG and Corporate Governance research and ratings. The Sustainability Linked Loan aligns the Company’s ESG performance to its cost of capital, thereby demonstrating its commitment to ESG practices and responsibilities and does not include a minimum tangible net worth financial covenant, which was a condition of the previous Credit Facility. As of the date of this MD&A, the Sustainability Linked Loan was fully undrawn.
The borrowing costs under the Company's Sustainability Linked Loan are based on the Company's leverage ratio subject to pricing adjustments based on sustainability performance ratings and scores at either (i) LIBOR plus 1.825% to 2.80% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.825% to 1.80%. Undrawn amounts under the Sustainability Linked Loan are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject pricing adjustments based on sustainability performance ratings and scores. The Company's Sustainability Linked Loan matures on August 8, 2025.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties during the COVID-19 crisis, though the impact of COVID-19 on the credit risk associated with our counterparties cannot be determined with any degree of certainty.
The Company’s financial position at June 30, 2021, and the operating cash flows that are expected over the next twelve months, lead Management to believe that the Company’s liquid assets are sufficient to satisfy our 2021 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 9(f)(ii) of the 2020 Financial Statements, and in the Liquidity and Capital Position section of the Company's annual 2020 Management Discussion and Analysis (the "2020 Annual MD&A"). Since December 31, 2020, there have been no significant changes to these contractual obligations and commitments.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty due to a number of uncertainties, including those related to the COVID-19 business disruptions.
Outstanding Share Amounts
As at June 30, 2021, the Company had approximately 0.3 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $41.62 and a weighted average life of 38 months. Approximately 0.2 million of the stock options were vested and exercisable at June 30, 2021, with an average weighted exercise price of CAD $16.93 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 10, 2021
Common shares	210,299,385
Options	260,596
Total	210,559,981
As part of the consideration payable to Tahoe shareholders in connection with the acquisition of Tahoe, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR has a 10 year term and will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The Company issued an aggregate of 313,887,490 CVRs.
CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of June 30, 2021 was $359.2 million (December 31, 2020 - $330.6 million) using inflation rates of between 1% and 4% (December 31, 2020 - between 0% and 4%). The inflated and discounted provision on the statement of financial position as at June 30, 2021 was $223.2 million (December 31, 2020 - $235.1 million), using discount rates between 0% and 9% (December 31, 2020 - between 0% and 8%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2046, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q2 2021 were primarily a result of increased inflation rates, increased discount rates from higher government debt yields, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q2 2021 and H1 2021 as finance expense was $1.9 million and $3.7 million, respectively (Q2 2020 and H1 2020 - $2.1 million and $4.1 million, respectively). Reclamation expenditures incurred during Q2 2021 and H1 2021 were $1.0 million and $1.8 million, respectively (Q2 2020 and H1 2020 - $0.2 million and $0.9 million, respectively).

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Related party transactions with Maverix have been disclosed in Note 9 of the Q2 2021 Financial Statements. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the parties which approximates fair value.
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.
Due to the expected mine sequencing into a higher gold zone of the mine plan at Dolores, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus as of Q1 2021, Dolores Cash Costs and AISC are reported on a per ounce of gold basis and are included as part of the Gold Segment Cash Costs and AISC calculations. 2020 Dolores Cash Costs and AISC are reported on a per ounce of silver basis and are included as part of the Silver Segment Cash Costs and AISC calculations, as previously reported.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Three months ended June 30, 2021				Three months ended June 30, 2020
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)
Production costs	$86,222	$113,207		$199,429	$71,730	$76,703		$148,433
Purchase Price Allocation Inventory Fair Value Adjustment	—	(103)		(103)	—	(870)		(870)
NRV inventory adjustments	2,890	4,355		7,246	(1,489)	—		(1,489)
On-site direct operating costs	89,113	117,459		206,573	70,241	75,833		146,074
Royalties	6,121	4,993		11,115	3,056	1,477		4,534
Smelting, refining and direct selling charges(2)	17,014	48		17,062	5,252	44		5,296
Cash cost of sales before by-product credits	112,248	122,500		234,750	78,549	77,354		155,904
Silver segment by-product credits(2)	(69,805)	—		—	(59,974)	—		—
Gold segment by-product credits(2)	—	(18,846)		—	—	(1,445)		—
Consolidated silver basis by-product credits(1)(2)	—	—		(288,436)	—	—		(203,057)
Cash Costs	$42,443	$103,654		$(53,686)	$18,575	$75,909		$(47,153)

NRV inventory adjustments	(2,890)	(4,355)		(7,246)	1,489	—		1,489
Sustaining capital	14,010	39,215		53,225	15,694	7,785		23,479
Exploration and project development	587	980	536	2,103	418	655	666	1,739
Reclamation cost accretion	504	1,129	235	1,869	1,229	750	88	2,068
General and administrative expense	—	—	9,465	9,465	—	—	8,739	8,739
All-in sustaining costs	$54,654	$140,623	$10,236	$5,729	$37,405	$85,099	$9,493	$(9,639)

Silver segment silver ounces sold (koz)	3,340	—		—	2,982	—		—
Gold segment gold ounces sold (koz)	—	121		—	—	84		—
Total silver ounces sold (koz)(1)	—	—		4,044	—	—		3,074
Cash costs per ounce sold	$12.71	$857			$6.23	$905
AISC per ounce sold	$16.36	$1,163		$1.42	$12.54	$1,015		$(3.14)
AISC per ounce sold (excluding NRV inventory adjustments)	$17.23	$1,199		$3.21	$12.04	$1,015		$(3.62)

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Six months ended June 30, 2021				Six months ended June 30, 2020
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)
Production costs	$166,821	$225,788		$392,609	$202,725	$170,025		$372,750
Purchase Price Allocation Inventory Fair Value Adjustment		(430)		(430)		(2,193)		(2,193)
NRV inventory adjustments	1,449	13,940		15,389	(13,209)	—		(13,209)
On-site direct operating costs	168,270	239,298		407,568	189,516	167,832		357,348
Royalties	11,901	9,076		20,977	7,150	3,287		10,438
Smelting, refining and direct selling charges(2)	35,168	98		35,266	25,265	79		25,344
Cash cost of sales before by-product credits	215,339	248,472		463,811	221,931	171,198		393,130
Silver segment by-product credits(2)	(138,334)	—		—	(157,872)	—		—
Gold segment by-product credits(2)	—	(36,715)		—	—	(2,804)		—
Consolidated silver basis by-product credits(1)(2)	—	—		(585,228)	—	—		(493,586)
Cash Costs	$77,005	$211,756		$(121,417)	$64,060	$168,394		$(100,456)

NRV inventory adjustments	(1,449)	(13,940)		(15,389)	13,209	—		13,209
Sustaining capital	24,679	73,756		98,435	41,861	31,825		73,685
Exploration and project development(5)	1,153	1,983	1,447	4,583	693	1,686	1,787	4,166
Reclamation cost accretion	1,009	2,258	471	3,738	2,456	1,498	180	4,134
General and administrative expense			17,517	17,517			15,327	15,327
All-in sustaining costs	$102,397	$275,814	$19,435	$(12,533)	$122,278	$203,403	$17,294	$10,065

Silver segment silver ounces sold (koz)	6,150	—		—	8,546	—		—
Gold segment gold ounces sold (koz)	—	249		—	—	206		—
Total silver ounces sold (koz)(1)	—	—		7,534	—	—		8,721
Cash costs per ounce sold	$12.52	$851			$7.50	$817
AISC per ounce sold	$16.65	$1,109		$(1.66)	$14.31	$987		$1.15
AISC per ounce sold (excluding NRV inventory adjustments)	$16.89	$1,165		$0.38	$12.76	$987		$(0.36)
(1)Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Consolidated silver basis by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2021	2020	2021	2020
Payments for mineral properties, plant and equipment(1)	$63,170	$30,338	$111,141	$86,088
Add/(Subtract)
Lease Payments(1)	2,853	2,977	5,835	7,041
Investment (non-sustaining) capital	(12,799)	(9,836)	(18,543)	(19,444)
Sustaining Capital	$53,225	$23,479	$98,435	$73,685
(1)As presented on the consolidated statements of cash flows.

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended June 30, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$15,422	$20,780	$19,612	$11,419	$18,990	$86,222
NRV inventory adjustments	—	—	—	—	2,890	2,890
On-site direct operating costs	15,422	20,780	19,612	11,419	21,880	89,113
Royalties	85	25	—	5,359	652	6,121
Smelting, refining & direct selling costs	3,590	4,728	5,738	1,187	1,772	17,014
Cash Costs before by-product credits	19,096	25,533	25,350	17,965	24,304	112,248
Silver segment by-product credits	(15,125)	(22,384)	(19,253)	(4,267)	(8,776)	(69,805)
Cash Costs	$3,971	$3,149	$6,097	$13,698	$15,527	$42,443

NRV inventory adjustments	—	—	—	—	(2,890)	(2,890)
Sustaining capital	6,282	2,550	2,074	833	2,271	14,010
Exploration and project development	551	—	36	—	—	587
Reclamation cost accretion	113	139	75	65	112	504
All-in sustaining costs	$10,916	$5,838	$8,282	$14,597	$15,020	$54,654

Silver segment silver ounces sold (koz)	879	617	537	693	614	3,340

Cash cost per ounce sold	$4.52	$5.11	$11.35	$19.76	$25.30	$12.71
AISC per ounce sold	$12.42	$9.47	$15.42	$21.06	$24.47	$16.36
AISC per ounce sold (excluding NRV inventory adjustments)	$12.42	$9.47	$15.42	$21.06	$29.18	$17.23

SILVER SEGMENT	Three months ended June 30, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$7,889	$44,844	$3,879	$483	$1,769	$12,866	$71,730
NRV inventory adjustments	—	(3,208)	—	690	—	1,029	(1,489)
On-site direct operating costs	7,889	41,636	3,879	1,173	1,769	13,895	70,241
Royalties	152	2,506	(56)	—	219	235	3,056
Smelting, refining & direct selling costs	2,682	13	2,243	367	(1,336)	1,283	5,252
Cash Costs before by-product credits	10,723	44,155	6,066	1,540	652	15,413	78,549
Silver segment by-product credits	(5,621)	(41,350)	(4,997)	(836)	(239)	(6,930)	(59,974)
Cash Costs	$5,103	$2,805	$1,068	$704	$412	$8,482	$18,575

NRV inventory adjustments	—	3,208	—	(690)	—	(1,029)	1,489
Sustaining capital	3,441	9,550	581	830	232	1,059	15,694
Exploration and project development	301	94	—	23	—	—	418
Reclamation cost accretion	143	664	144	84	71	123	1,229
All-in sustaining costs	$8,988	$16,322	$1,794	$951	$715	$8,636	$37,405

Silver segment silver ounces sold (koz)	716	1,260	271	55	158	522	2,982

Cash cost per ounce sold	$7.13	$2.23	$3.93	$12.90	$2.61	$16.24	$6.23
AISC per ounce sold	$12.56	$12.95	$6.61	$17.42	$4.52	$16.54	$12.54
AISC per ounce sold (excluding NRV inventory adjustments)	$12.56	$10.41	$6.61	$30.06	$4.52	$18.51	$12.04

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Six months ended June 30, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$19,511	$42,511	$37,776	$22,238	$44,785	$166,821
NRV inventory adjustments	—	—	—	—	1,449	1,449
On-site direct operating costs	19,511	42,511	37,776	22,238	46,234	168,270
Royalties	199	—	—	10,449	1,253	11,901
Smelting, refining & direct selling costs	3,797	11,117	10,783	5,777	3,695	35,168
Cash Costs before by-product credits	23,507	53,628	48,558	38,463	51,182	215,339
Silver segment by-product credits	(16,019)	(48,815)	(35,320)	(14,997)	(23,183)	(138,334)
Cash Costs	$7,488	$4,814	$13,238	$23,466	$27,998	$77,005

NRV inventory adjustments	—	—	—	—	(1,449)	(1,449)
Sustaining capital	11,668	4,161	3,810	1,391	3,649	24,679
Exploration and project development	1,090	—	63	—	—	1,153
Reclamation cost accretion	226	279	149	131	224	1,009
All-in sustaining costs	$20,473	$9,254	$17,260	$24,988	$30,422	$102,397

Silver segment silver ounces sold (koz)	1,104	1,325	1,051	1,425	1,244	6,150

Cash cost per ounce sold	$6.78	$3.63	$12.60	$16.47	$22.50	$12.52
AISC per ounce sold	$18.54	$6.98	$16.42	$17.54	$24.45	$16.65
AISC per ounce sold (excluding NRV inventory adjustments)	$18.54	$6.98	$16.42	$17.54	$25.61	$16.89

SILVER SEGMENT	Six months ended June 30, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$29,185	$95,467	$19,021	$15,724	$11,652	$31,675	$202,725
NRV inventory adjustments	—	(14,041)	—	(189)	—	1,021	(13,209)
On-site direct operating costs	29,185	81,426	19,021	15,535	11,652	32,696	189,516
Royalties	287	4,544	20	—	1,617	682	7,150
Smelting, refining & direct selling costs	8,052	35	7,644	4,522	2,276	2,736	25,265
Cash Costs before by-product credits	37,524	86,005	26,685	20,057	15,545	36,114	221,931
Silver segment by-product credits	(19,123)	(83,122)	(20,878)	(14,337)	(2,779)	(17,631)	(157,872)
Cash Costs	$18,401	$2,883	$5,807	$5,721	$12,766	$18,483	$64,060

NRV inventory adjustments	—	14,041	—	189	—	(1,021)	13,209
Sustaining capital	8,193	24,675	1,994	3,066	2,157	1,776	41,861
Exploration and project development	462	166	—	65	—	—	693
Reclamation cost accretion	285	1,327	288	168	142	246	2,456
All-in sustaining costs	$27,341	$43,092	$8,089	$9,208	$15,064	$19,483	$122,278

Silver segment silver ounces sold (koz)	2,555	2,410	868	463	998	1,253	8,546

Cash cost per ounce sold	$7.20	$1.20	$6.69	$12.36	$12.79	$14.76	$7.50
AISC per ounce sold	$10.70	$17.88	$9.32	$19.90	$15.09	$15.55	$14.31
AISC per ounce sold (excluding NRV inventory adjustments)	$10.70	$12.06	$9.32	$19.49	$15.09	$16.37	$12.76

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended June 30, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$34,599	$18,739	$17,595	$42,274	$113,207
Purchase Price Allocation Inventory Fair Value Adjustment	—	(103)	—	—	(103)
NRV inventory adjustments	4,355	—	—	—	4,355
On-site direct operating costs	38,954	18,636	17,595	42,274	117,459
Royalties	3,260	—	—	1,734	4,993
Smelting, refining & direct selling costs	12	—	—	36	48
Cash Costs before by-product credits	42,226	18,636	17,595	44,044	122,500
Gold segment by-product credits	(17,184)	(1,353)	(201)	(107)	(18,846)
Cash Costs of Sales	$25,042	$17,282	$17,394	$43,936	$103,654

NRV inventory adjustments	(4,355)	—	—	—	(4,355)
Sustaining capital	8,335	8,750	12,507	9,623	39,215
Exploration and project development	77	—	—	903	980
Reclamation cost accretion	701	263	150	15	1,129
All-in sustaining costs	$29,800	$26,295	$30,051	$54,478	$140,623

Gold segment gold ounces sold	41,613	22,677	24,159	32,500	120,949

Cash cost per ounce sold	$602	$762	$720	$1,352	$857
AISC per ounce sold	$716	$1,160	$1,244	$1,676	$1,163
AISC per ounce sold (excluding NRV inventory adjustments)	$821	$1,160	$1,244	$1,676	$1,199

GOLD SEGMENT	Three months ended June 30, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$23,357	$14,729	$38,617	$76,703
Purchase Price Allocation Inventory Fair Value Adjustment	(800)	(70)	—	(870)
NRV inventory adjustments	—	—		—
On-site direct operating costs	22,557	14,659	38,617	75,833
Royalties	—	—	1,477	1,477
Smelting, refining & direct selling costs	—	—	44	44
Cash Costs before by-product credits	22,557	14,659	40,138	77,354
Gold segment by-product credits	(1,239)	(128)	(78)	(1,445)
Cash Costs of Sales	$21,318	$14,531	$40,060	$75,909

NRV inventory adjustments	—	—	—	—
Sustaining capital	3,473	2,086	2,227	7,785
Exploration and project development	—	—	655	655
Reclamation cost accretion	404	295	51	750
All-in sustaining costs	$25,195	$16,911	$42,993	$85,099

Gold segment gold ounces sold	33,737	13,430	36,700	83,867

Cash cost per ounce sold	$632	$1,082	$1,092	$905
AISC per ounce sold	$747	$1,259	$1,171	$1,015
AISC per ounce sold (excluding NRV inventory adjustments)	$747	$1,259	$1,171	$1,015

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Six months ended June 30, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$60,930	$44,511	$36,658	$83,690	$225,788
Purchase Price Allocation Inventory Fair Value Adjustment	—	(425)	(6)	—	(430)
NRV inventory adjustments	13,940	—	—	—	13,940
On-site direct operating costs	74,869	44,086	36,652	83,690	239,298
Royalties	5,770	—	—	3,306	9,076
Smelting, refining & direct selling costs	25	—	—	73	98
Cash Costs before by-product credits	80,664	44,086	36,652	87,070	248,472
Gold segment by-product credits	(33,013)	(2,968)	(506)	(229)	(36,715)
Cash Costs of Sales	$47,651	$41,118	$36,147	$86,841	$211,756

NRV inventory adjustments	(13,940)	—	—	—	(13,940)
Sustaining capital	17,255	11,431	27,226	17,845	73,756
Exploration and project development	176	—	—	1,807	1,983
Reclamation cost accretion	1,402	526	300	30	2,258
All-in sustaining costs	$52,544	$53,075	$63,672	$106,523	$275,814

Gold segment gold ounces sold	73,090	54,413	55,509	65,700	248,713

Cash cost per ounce sold	$652	$756	$651	$1,322	$851
AISC per ounce sold	$719	$975	$1,147	$1,621	$1,109
AISC per ounce sold (excluding NRV inventory adjustments)	$910	$975	$1,147	$1,621	$1,165

GOLD SEGMENT	Six months ended June 30, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$57,604	$34,459	$77,961	$170,025
Purchase Price Allocation Inventory Fair Value Adjustment	(1,915)	(277)	(1)	(2,193)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	55,690	34,182	77,960	167,832
Royalties	—	—	3,287	3,287
Smelting, refining & direct selling costs	—	—	79	79
Cash Costs before by-product credits	55,690	34,182	81,326	171,198
Gold segment by-product credits	(2,306)	(333)	(164)	(2,804)
Cash Costs of Sales	$53,383	$33,849	$81,162	$168,394

NRV inventory adjustments	—	—	—	—
Sustaining capital	11,317	14,783	5,725	31,825
Exploration and project development	(5)	—	1,691	1,686
Reclamation cost accretion	808	589	101	1,498
All-in sustaining costs	$65,503	$49,221	$88,679	$203,403

Gold segment gold ounces sold	85,739	40,092	80,180	206,011

Cash cost per ounce sold	$623	$844	$1,012	$817
AISC per ounce sold	$764	$1,228	$1,106	$987
AISC per ounce sold (excluding NRV inventory adjustments)	$764	$1,228	$1,106	$987

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and six months ended June 30, 2021 and 2020, to the net earnings for each period.

	Three months ended June 30,		Six months ended June 30,
(In thousands of USD, except as noted)	2021	2020(1)	2021	2020(1)
Net earnings (loss) for the period	$71,241	$19,412	$63,679	$(57,823)
Adjust for:
Write-down of other assets	—	2,013	—	2,013
Unrealized foreign exchange losses	1,608	1,616	3,775	5,143
Heap inventory net realizable value (recovery) charge	(3,973)	5,477	(9,687)	14,448
Unrealized (gains) losses on derivatives	(536)	(5,708)	(422)	2,574
(Income) loss from equity investees	(3,320)	(40)	(3,518)	2,889
(Gain) loss on sale of assets	(4,146)	1,986	(4,256)	1,951
COVID 19 mine care and maintenance	—	46,510	—	54,621
Unrealized investment (income) loss(1)	(10,644)	(47,331)	28,389	(18,507)
Effect of taxes on adjusting items	1,575	(14,287)	3,616	(17,426)
Effect of foreign exchange on taxes	(5,179)	1,445	2,483	42,416
Total adjustments	$(24,615)	$(8,319)	$20,380	$90,122
Adjusted earnings for the period	$46,625	$11,093	$84,058	$32,299
Weighted average shares for the period	210,284	210,041	210,273	209,993
Adjusted earnings per share for the period	$0.22	$0.05	$0.40	$0.15
(1)Commencing in Q1 2021 gains and losses recognized in relation to certain equity investments owned by the Company, and included in Investment income (loss) in the Company's financial statements, are being excluded from Adjusted Earnings. This change was based on the increase in both the magnitude and volatility of these investments having a larger impact to the Company’s net income in recent years, and Management’s belief that these fair-market-values are neither under the control of Management nor representative of normal course operating results. The comparative period's adjusted earnings have been revised to conform to this change and thus differ from that previously reported.
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Cash Mine Operating Earnings
Cash mine operating earnings is a non-GAAP measure calculated as mine operating earnings excluding depreciation and amortization expense and NRV inventory adjustments included in production costs. Cash mine operating earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company excludes these significant non-cash items to arrive at cash mine operating earnings for the purpose of analyzing and explaining periodic cash flow from operations and changes thereto.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate, and risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and in the Risks and Uncertainties section of the Company's 2020 Annual MD&A, and the 2020 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks are described in Note 9(f) to the Company's 2020 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended June 30, 2021. The following provides an update to certain relevant financial instrument risks for the quarter:

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure. As at June 30, 2021, the Company had outstanding collars made up of put and call contracts for its exposure to copper (900 tonnes) with settlement dates on those positions between July 2021 and December 2021. The outstanding contracts have respective weighted average floor and cap prices per tonne of $7,500 and $8,775. The Company recorded losses of $0.6 million and $1.2 million during the three and six months ended June 30, 2021. The Company did not have any copper contracts outstanding during the comparable periods in 2020.
During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At June 30, 2021, the Company had outstanding positions on its diesel exposure with a notional amount of 9.6 million gallons, with a weighted average fixed price of $1.25 per gallon. The Company recorded gains of $3.8 million and $8.0 million during the three and six months ended June 30, 2021 (2020 - gains of $1.2 million for the three and six months ended June 30, 2020).
Trading Activities and Credit Risk
As at June 30, 2021, we had receivable balances associated with buyers of our concentrates of $38.7 million (December 31, 2020 - $35.1 million). The vast majority of the Company's concentrate is sold to a limited number of concentrate buyers.
As at June 30, 2021, we had approximately $104.2 million contained in precious metal inventory at refineries (December 31, 2020 - $61.8 million). Dore production is refined under long-term agreements with fixed refining terms at five separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at June 30, 2021, the Company had made $6.9 million of supplier advances (December 31, 2020 - $8.2 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Foreign currency exchange rate risk
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. At June 30, 2021, the Company had outstanding positions on its foreign currency exposure of CAD, PEN, and MXN purchases. The CAD positions are collars with an outstanding notional amount of $36.0 million USD, with weighted average USD put and call exchange rates of $1.25 and $1.32, respectively. The PEN positions are collars with an outstanding notional amount of $37.8 million USD, with weighted average USD put and call exchange rates of $3.50 and $3.71, respectively. The MXN positions are collars with an outstanding notional amount of $43.5 million USD, with weighted average USD put and call exchange rates of $20.76 and $28.94, respectively. The Company recorded gains of $0.4 million, losses of $1.3 million, and gains of $0.8 million, respectively, on CAD, PEN and MXN derivative contracts for the three months ended June 30, 2021 (2020 - gains of $1.2 million, losses of $0.5 million and gains of $1.7 million, respectively). The Company recorded gains of $0.9 million, losses of $2.2 million, and losses of $0.1 million, respectively, on CAD, PEN and MXN derivative contracts for the six months ended June 30, 2021 (2020 - losses of $1.0 million, $1.7 million and $3.7 million, respectively). At June 30, 2021, the Company held cash and short-term investments of $88.5 million in Canadian dollars, $6.5 million in Peruvian soles, $1.1 million in Argentine pesos, $9.1 million in Bolivian bolivianos, $4.2 million in Mexican pesos, and $0.2 million in Guatemalan quetzales.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims is described in the Risks and Uncertainties section of the 2020 Annual MD&A, and in Note 24 to the Company's Q2 2021 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended June 30, 2021. In early May 2021 the Company’s subsidiary in Guatemala and the Ministry of Energy and Mines were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently operations at Escobal are suspended pending the completion of the ILO 169 consultation process. Nevertheless, the action seeks injunctive relief to prevent future mining activities at Escobal. While the Company believes the claims are procedurally and substantively flawed and without merit, the outcome of these proceedings cannot be determined at this time.
COVID-19 and Other Pandemics
Since the outbreak of the coronavirus in late 2019 ("COVID-19"), it has spread into areas where we have operations and where our offices are located. Government efforts to curtail the spread of COVID-19 resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we have reduced throughput at our Canadian operations in Timmins in order to enhance physical distancing and protect our personnel and the community. The spread of COVID-19 has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.
While COVID-19 has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19 will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19, and the actions taken to contain COVID-19 or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19, the development and adequate supply of

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
vaccines, and the roll-out of vaccination programs in each jurisdiction. We assume operations will continue to be impacted by comprehensive COVID-19 protocols in 2021, which would increase costs and restrict throughput levels, especially at our underground mines. Our ability to continue with our operations, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown. It is also uncertain, whether we will be able to maintain an adequate financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations.
Moreover, the continued presence of, or spread, of COVID-19, and any future emergence and spread of similar pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which we operate, as we have seen already. Such effects would not only affect our business and results of operations, but also the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. COVID-19 and the spread of similar pathogens could also negatively impact stock markets, including the trading price of our shares, adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine or shut down. Any of these developments, and others, could have a material adverse effect on our business and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company upon adoption; however, the pronouncements below may have significant impacts in future periods.
Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16)
The amendments will prohibit the Company from deducting net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in a manner intended by management. The amendments require retrospective application and effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
The amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the Company will recognize:
•A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with:
–Right-of-use assets and lease liabilities
–Closure and decommissioning provisions and any similar liabilities and the corresponding amounts recognized as part of the cost of the related asset
•The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2020 Financial Statements, for the Company’s summary of significant accounting policies.

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
DISCLOSURE CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and its Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure and reliability of the Company’s financial reporting and preparation of it’s financial statements.
Management of Pan American is also responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the three month period ended June 30, 2021 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated February 17, 2021, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Pan American and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance, and estimates of current production levels including our estimated production of silver, gold and other metals forecasted for 2021, our estimated Cash Costs, AISC and expenditures in 2021; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations, the assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our Credit Facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and the effect those impacts have on our business; the timing and outcome with respect to Pan American's environmental, social and governance activities and our reporting there; of future financial and operational performance; the timing and impact of the replacement of ventilation infrastructure at the La Colorada mine; the sufficiency of our current working capital, anticipated operating cash flow or its ability to raise necessary funds; the duration and effect of the license suspensions and any road blocks relating to the Escobal mine; the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and any anticipated completion thereof; Pan American’s expectations with respect to the likelihood of success of litigation against Pan American, and if Pan American is unsuccessful in defending such litigation, the financial and/or operational impacts on Pan American and its operations; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; and our plans and expectations for its properties and operations.
These forward-looking statements and information reflect our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
We caution readers that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and we have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal

PAN AMERICAN SILVER CORP.	48

Management Discussion and Analysis
For the three and six months ended June 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of our business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where we may carry on business, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia, and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom we do business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; our ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits and the presence of laws, regulations and other legal impediments that may impose restrictions on mining, including those currently in the province of Chubut, Argentina, or that might otherwise prevent or cause the suspension or discontinuation of mining activities; the risk of litigation and the resulting financial or operational impacts of such current or future litigation, including challenges to the ILO 169 consultation process; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; risks relating to information and cyber security, and our ability to secure our information and data and protect ourselves from cyber-attack, breach, or technology-based fraud; our ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the our title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in our most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. We do not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserves and mineral resources, and any related estimates, included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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